Exhibit 99.1

ASX Announcement	31 May 2019

ASX Code: SEA NASDAQ: SNDE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8274 2128   Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Chairman’s Report May 2019 Annual General Meeting

Dear Fellow Shareholders,

The past year proved to be a truly transformational time for Sundance Energy. The Company successfully executed and integrated a significant acquisition which added extensive, high quality drilling inventory to our existing footprint in the Eagle Ford. Following on from this acquisition, our impressive initial well results on these newly acquired assets has definitively demonstrated their exceptional quality and firmly established Sundance as a leading pure-play Eagle Ford operator with the capability to operate at scale.

In April of 2018, Sundance acquired approximately 21,900 net acres and 1,700 Boepd of production in the Eagle Ford from a joint venture operated by Pioneer Natural Resources for cash consideration of US$215.8 million. Simultaneously, we issued US$260.0 million of new equity (including the impact of derivatives) and retired our existing debt with the proceeds from a new institutionally syndicated second lien term loan of US$250.0 million. To provide additional liquidity for our development activities, we raised a new reserve based loan whose borrowing capacity has subsequently increased by an additional 94% to US$170.0 million. Finally, in support of the acquisition we entered into new, long- term midstream contracts with a leading midstream operator providing firm capacity to transport and process crude oil, condensate, natural gas and natural gas liquids from wellhead to market at attractive rates.

In 2018 Sundance brought 23 wells into production, including 16 on our newly acquired assets. As compared to the prior year in 2017, we achieved significant increases across the board in production, revenue, Adjusted EBITDAX and proved reserves. On a barrels of oil equivalent (Boe) basis, sales volumes increased 29% to 9,612 Boepd. Increased production, coupled with improved commodity prices for much of the year resulted in revenue of US$164.9 million, an increase of ~58% over the prior year. Adjusted EBITDAX for the year increased ~75% to US$100.1 million as compared to US$57.2 million in 2017. Adjusted EBITDAX was impacted by higher workover expenses as we completed deferred maintenance activities and higher gathering expenses associated with our acquired producing wells. Proved SEC reserves at year-end increased ~98% to 93.2MMboe with a PV10 value of US$1.1 billion.

In short, Sundance exited the year controlling a larger, higher quality asset base supported by a stronger balance sheet and ample liquidity. Our well results significantly outperformed all expectations and convincingly demonstrated our ability to operate efficiently at scale.

Nevertheless we are not resting on our laurels, and we have an ongoing single-mindedness on improving our performance even further in all of our activities. Our strategic focus during 2019 is operating within cash flow while delivering both production and EBITDA growth.

I am also proud to report that even at our increased activity level, no significant environmental, health or safety issues occurred during 2018. Our continued priority is to develop and operate our properties in an environmentally responsible manner that ensures the health and safety of our most valuable asset—our workforce.

I would like to recognize the significant efforts made by the Board of Directors, management and staff of Sundance during 2018, and I thank everyone for the dedication and commitment that was demonstrated comprehensively throughout all levels in the company.

Finally, on behalf of the other Directors, management and staff of Sundance, I would like to thank you for your ongoing support. We look forward to the opportunity during 2019 to deliver growth and increased value to our Shareholders.

Yours sincerely,

Mike Hannell

Chairman

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at  www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at  www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States:

John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:

Mike Hannell
Chairman

Tel: + 61 8 8274 2128 or

+ 61 418 834 957